Exhibit 23.1d

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Laurence Associates Consulting, Inc:

We hereby consent to the use in this Registration Statement on Form S-1/Pre-Effective Amendment Four of our report dated November 8, 2007 (except for Notes 3 and 6, as to which the date is January 23, 2008), relating to the balance sheet of Laurence Associates Consulting, Inc as of June 30, 2007, and the related statements of operations, stockholders' equity, and cash flows for the period from October 10, 2006 (inception) through June 30, 2007, which report appears in such Registration Statement. We also consent to the reference to our firm under the heading "Experts" in such Registration Statement.

/s/ Li & Company, PC

Li & Company, PC

Skillman, New Jersey

February 11, 2008